UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México informs that it has implemented measures to protect the heath of clients and employees, while maintining its operations and supporting clients.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 31, 2020

Item 1

BANCO SANTANDER MÉXICO INFORMS THAT IT HAS IMPLEMENTED MEASURES TO PROTECT THE HEALTH OF CLIENTS AND EMPLOYEES, WHILE MAINTAINING ITS OPERATIONS AND SUPPORTING CLIENTS

Mexico City, Mexico on March 31, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of Mexico’s leading banking institutions, informed today that it has implemented measures to protect the health of its clients and employees, while maintaining its operations and supporting its clients.

The Mexican Federal Government has declared a health emergency as a result of the COVID-19 (coronavirus) pandemic and has announced several measures to address it, such as the enhancement of sanitary measures, the suspension of non-essential activities and a voluntary shelter in place order until April 30, 2020. Particularly, on March 26, the Mexican National Banking and Securities Commission issued special accounting principles applicable to financial institutions allowing loans to be restructured without being considered impaired.

For the last several weeks, the Bank has put in place measures to protect the health of its clients and employees, while allowing it to continue its operations during the health emergency. Among other measures, the Bank has included adjustments to its operations in order to support its clients with liquidity problems.

As a result of such measures, some of the Bank’s activities could be affected, as well as its results and financial indicators. The Bank will continue to inform its clients on an ongoing basis of the branches and customer support centers that could be affected by the pandemic, while seeking to minimize the impact on its clients by using the digital and telephonic support channels of the Bank.

In Santander Mexico we will to continue to closely monitor the situation and comply with the recommendations from the authorities to protect the health of its clients and employees.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

Investor Relations Contact Information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx